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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

KNIGHTSBRIDGE RESOURCES INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

000000

(CUSIP Number)

MS. YEUN KIM 126-14 SUBU-RI, KUNWI-UP, KUNWI-KUN KYUNG-BUK, 716-800 SOUTH KOREA 82-54-383-5151

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

|

MONDAY NOVEMBER 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
...............YEUN-MI-KIM..............................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	...N/A .........................................................................................................................................
	(b)	....N/A................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) ............PF...............................................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ......N/A...........

6.	Citizenship or Place of Organization ...SOUTH KOREA....................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power .................. 1,000,000.......................

	10.	Shared Dispositive Power .............. N/A..................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ...1,000,000...........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...N/A.....

13.	Percent of Class Represented by Amount in Row (11) ............9.1.................................................

14.

Type of Reporting Person (See Instructions)

...............IN................................................................................................................................................

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
23 NOVEMBER 2005

Date

/s/ YUEN-MI-KIM
Signature

YUEN-MI-KIM
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)